Exhibit 99.2

FF304 Next Day Disclosure Return (Equity issuer - changes in issued share capital and/or share buybacks) Instrument: Name of Issuer: Date Submitted: Equity issuer Status: New Submission Tuya Inc. 29 December 2022 Section 1 must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the "Main Board Listing Rules') / rule 17.27A of the GEM Rules (the "GEM Listing Rules') Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange') Section I 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 11) Yes Stock code (if listed) 02391 Description Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/ premium of issue price to market price (Note 7) Opening balance as at (Note 2) 28 December 2022 499,146,560 1). Repurchase of shares (or other securities) but not cancelled Date of changes 11 November 2022 106,600% % 2). Repurchase of shares (or other securities) but not cancelled Date of changes 14 November 2022 106,800% % 3). Repurchase of shares (or other securities) but not cancelled Date of changes 16 November 2022 46,200% % 4). Repurchase of shares (or other securities) but not cancelled Date of changes 17 November 2022 76,460% % Page 1 of 8 v 1.2.4

00123i25556789i25510i2551112i25513141510153 FF304 5). Repurchase of shares (or other securities) but not cancelled Date of changes 18 November 2022 106,800 6). Repurchase of shares (or other securities) but not cancelled Date of changes 21 November 2022 64,000% % 7). Repurchase of shares (or other securities) but not cancelled Date of changes 22 November 2022 100,000% % 8). Repurchase of shares (or other securities) but not cancelled Date of changes 23 November 2022 90,207% % 9). Repurchase of shares (or other securities) but not cancelled Date of changes 25 November 2022 41,500% % 10). Repurchase of shares (or other securities) but not cancelled Date of changes 28 November 2022 137,100% % 11). Repurchase of shares (or other securities) but not cancelled Date of changes 29 November 2022 12,921% % 12). Repurchase of shares (or other securities) but not cancelled Date of changes 30 November 2022 2,700% % 13). Repurchase of shares (or other securities) but not cancelled Date of changes 02 December 2022 12,350% % 14). Repurchase of shares (or other securities) but not cancelled Date of changes 05 December 2022 168,800% % 15). Repurchase of shares (or other securities) but not cancelled 4,382% % Page 2 of 8 v 1.2.4

00123i25556789i2551i2551011i25512131415143 FF304 Date of changes 06 December 2022 16). Repurchase of shares (or other securities) but not cancelled Date of changes 07 December 2022 11,500 17). Repurchase of shares (or other securities) but not cancelled Date of changes 08 December 2022 168,800% % 18). Repurchase of shares (or other securities) but not cancelled Date of changes 09 December 2022 168,800% % 19). Repurchase of shares (or other securities) but not cancelled Date of changes 12 December 2022 257,700% % 20). Repurchase of shares (or other securities) but not cancelled Date of changes 13 December 2022 63,235% % 21). Repurchase of shares (or other securities) but not cancelled Date of changes 14 December 2022 180,000% % 22). Repurchase of shares (or other securities) but not cancelled Date of changes 15 December 2022 220,000% % 23). Repurchase of shares (or other securities) but not cancelled Date of changes 16 December 2022 4,900% % 24). Repurchase of shares (or other securities) but not cancelled Date of changes 19 December 2022 10,400% % 25). Repurchase of shares (or other securities) but not cancelled Date of changes 20 December 2022 7,400% % Page 3 of 8 v 1.2.4

00123i25556789i2553i2551011i25512131415143 FF304 26). Repurchase of shares (or other securities) but not cancelled Date of changes 20 December 2022 13,614 27). Repurchase of shares (or other securities) but not cancelled Date of changes 21 December 2022 3,200% % 28). Repurchase of shares (or other securities) but not cancelled Date of changes 21 December 2022 13,070% % 29). Repurchase of shares (or other securities) but not cancelled Date of changes 22 December 2022 600% % 30). Repurchase of shares (or other securities) but not cancelled Date of changes 23 December 2022 58,528% % 31). Repurchase of shares (or other securities) but not cancelled Date of changes 28 December 2022 1,200% % 32). Repurchase of shares (or other securities) but not cancelled Date of changes 28 December 2022 249,300 0.0431% % 33). Repurchase of shares (or other securities) but not cancelled Date of changes 29 December 2022 800 0.0001% % Closing balance as at (Note 8) 29 December 2022 499,146,560 Page 4 of 8 v 1.2.4

FF304 N/A Notes to Section 1: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, "closing market price per share of the immediately preceding business day" should be construed as "closing market price per share of the business day on which the shares were last traded". 6. In the context of a repurchase of shares: .. "issues of shares" should be construed as "repurchases of shares"; and .. "issued shares as a % of existing number of shares before relevant share issue" should be construed as "repurchased shares as a % of existing number of shares before relevant share repurchase". 7. In the context of a redemption of shares: .. "issues of shares" should be construed as "redemptions of shares"; .. "issued shares as a % of existing number of shares before relevant share issue" should be construed as "redeemed shares as a % of existing number of shares before relevant share redemption"; and .. "issue price per share" should be construed as "redemption price per share". 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. "Identical" means in this context: the securities are of the same nominal value with the same amount called up or paid up; .. they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pan passu in all other respects. Page 5 of 8 v 1.2.4

FF304 11. SEHK refers to Stock Exchange of Hong Kong. Page 6 of 8 v 1.2.4

FF304 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a)/ GEM Rule 13.13(1). The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange Section II 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note) Yes Stock code (if listed) 02391 Description A. Purchase report Trading date Number of securities purchased Method of purchase (Note) Price per share or highest price paid $ Lowest price paid $ Total paid $ 1). 28 December 2022 249,300 On another stock exchange New York Stock Exchange USD 1.8 USD 1.62 USD 438,045 Total number of securities 249,300 Total paid $ USD 438,045 purchased B. Additional information for issuer whose primary listing is on the Exchange 1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution % ( (a) x 100 )/ Number of shares in issue 2. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note) Yes Stock code (if listed) 02391 Description A. Purchase report Trading date Number of securities purchased Method of purchase (Note) Price per share or highest price paid $ Lowest price paid $ Total paid $ 1). 29 December 2022 800 On the Exchange HKD 13.66 HKD 13.52 HKD 10,852 Total number of securities 800 Total paid $ HKD 10,852 purchased B. Additional information for issuer whose primary listing is on the Exchange 1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) Page 7 of 8 v 1.2.4

00123i25556789i25510i2551112i25510131415143 FF304 2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ( (a) x 100 )/ Number of shares in issue We hereby confirm that the repurchases set out in A above which were made on the Exchange and another stock exchange were made in accordance with the Main Board Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated 15 September 2022 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange. Remarks: B1) Number of such securities purchased on the Exchange and New York Stock Exchange since the ordinary resolution passed at the annual general meeting held on November 1, 2022 is 2,509,867. B0) % of number of shares in issue at time the ordinary resolution passed acquired on the Exchange and New York Stock Exchange since date of resolution is 0.434%. Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. Submitted by: Chai Xiaolang (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer) Page 8 of 8 v 1.2.4